EXHIBIT 99.1

March 27, 2026	324-8th Avenue SW, 8th floor Calgary AB, T2P 2Z2
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NXT ENERGY SOLUTIONS INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	April 21, 2026
Record Date for Voting (if applicable) :	April 21, 2026
Beneficial Ownership Determination Date :	April 21, 2026
Meeting Date :	June 09, 2026
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	62948Q107	CA62948Q1072

Sincerely,

Computershare

Agent for NXT ENERGY SOLUTIONS INC